SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DUNE ENERGY, INC.

(Name of Subject Company)

DUNE ENERGY, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

265338707

(CUSIP Number of Class of Securities)

James A. Watt

Chief Executive Officer and President

Dune Energy, Inc.

777 Walker Street, Suite 2300

Houston, Texas 77002

713-229-6300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William B. Nelson

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, TX 77010

Ph: (713) 547-2084

Fax: (713) 236-5557

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Dune Energy, Inc., a Delaware corporation (“Dune” or the “Company”). The Company’s principal executive offices are located at 777 Walker Street, Suite 2300, Houston, Texas 77002. The Company’s telephone number at this address is (713) 229-6300. The Schedule TO (defined below) and this Statement will be sent free of charge to Company stockholders, and these and other materials filed with the Securities and Exchange Commission (“SEC”) may also be obtained by contacting the Company’s information agent for the tender offer Okapi Partners, LLC toll-free at (855) 305-0856 or info@okapipartners.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of these documents that are filed with the SEC from the Company at http://www.duneenergy.com.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”). As of the close of business on October 7, 2014, there were 73,128,848 shares of Company Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Dune, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information—Name and Address” above.

Offer.

This Statement relates to the tender offer by Eos Merger Sub, Inc., a Delaware corporation (“Merger Subsidiary”) and a wholly owned subsidiary of Eos Petro, Inc., a Nevada corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) dated October 9, 2014, to purchase all of the issued and outstanding shares of Company Common Stock (each a “Share” and, collectively, the “Shares”), at a purchase price of $0.30 per share payable to the holder in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements from time to time thereto, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2014, among Parent, Merger Subsidiary, and the Company (the “Merger Agreement”). The Merger Agreement provides that Parent, through Merger Subsidiary, will commence the Offer as promptly as practicable, and, in any event, no later than October 9, 2014. The Offer will expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the SEC. Each Share accepted by Merger Subsidiary in accordance with the terms of the Offer will be exchanged for the right to receive the Offer Price. Parent will cause Merger Subsidiary to accept for payment, and Merger Subsidiary will accept for payment, all Shares validly tendered and not withdrawn, pursuant to the terms of the Offer, as soon as practicable after the expiration date of the Offer subject to satisfaction of the terms and conditions set forth in the Merger Agreement.

Completion of the Offer is subject to certain minimum conditions (the “Minimum Tender Conditions”), including (i) that a majority of the Shares outstanding be validly tendered and not validly withdrawn prior to the expiration of the Offer; (ii) the absence of a material adverse effect on the Company; and (iii) certain other customary conditions. Pursuant to the Merger Agreement, if the Minimum Tender Conditions are satisfied but fewer than 90% of the outstanding Shares of the Company are tendered, the Company shall issue to Merger Subsidiary, and Merger Subsidiary shall purchase (the “Top-Up Option”), at a price per share equal to the Offer Price, up to a number of newly issued, fully paid and nonassessable Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent, Merger Subsidiary or their respective affiliates at the time of the Closing of the purchase of Top-Up Option Shares (after giving effect to the closing of the Offer), shall constitute one Share more than 90% of the total Shares outstanding immediately after the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option shall not be exercisable (i) if any law or judgment then in effect shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares and (ii) unless Merger Subsidiary has accepted for payment all Shares validly tendered in the Offer and not withdrawn.

The Merger Agreement also provides that following completion of the Offer and the Top-Up Option, if applicable, the parties will complete a second-step merger, pursuant to which Merger Subsidiary will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares (i) owned by Parent, Merger Subsidiary, the Company and any of their respective subsidiaries or (ii) for which appraisal has been properly demanded and perfected under Delaware law), will be converted into the right to receive an amount in cash equal to the Offer Price and on the terms and conditions set forth in the Merger Agreement.

Options and warrants to purchase Shares that are outstanding, whether or not vested, immediately prior to the Effective Time, will be canceled and converted automatically into the right to receive, in exchange for the cancellation of such options or warrants, an amount of cash, without interest, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such option or warrant immediately prior to the Effective Time and (y) the Offer Price, less the per Share exercise price of such option or warrant. Each outstanding restricted share, restricted share unit and deferred stock unit of the Company will be canceled and converted into the right to receive an amount in cash equal to the Offer Price.

The closing of the Merger is subject to customary closing conditions, but neither the Offer nor the Merger is subject to a financing condition. In addition, Parent has provided the Company with a limited guarantee in favor of the Company guaranteeing the payment and performance owed by Merger Subsidiary pursuant to the Merger Agreement. If Merger Subsidiary achieves ownership of 90% of the outstanding Shares through the Offer and any subsequent offering period, including any exercise of the Top-Up Option described above, it may affect the Merger as a short-form merger pursuant to Delaware law without a vote or any further action by the Company stockholders. Otherwise, the approval of the Company’s stockholders holding a majority of the Shares will be required to approve the Merger. In this event, the Company will call and convene a special stockholder’s meeting to obtain this approval, and Merger Subsidiary will vote all Shares it acquires pursuant to the Offer and subsequent offering period, if any, in favor of the adoption of the Merger, thereby assuring approval.

Parent and the Company have made customary representations, warranties and covenants in the Merger Agreement. The Company has agreed to use commercially reasonable efforts to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, including not taking certain specified actions, prior to consummation of the Merger.

The Company has also agreed not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, but still may, on the terms and subject to the conditions of the Merger Agreement, respond to any unsolicited alternative acquisition proposal that constitutes, or the Company’s board of directors (the “Company Board”) determines would reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement), and if the Company Board determines in good faith that the failure to take such action could reasonably likely result in a breach of its fiduciary duties.

The Merger Agreement contains certain termination rights by Parent and the Company, including, with respect to the Company, in the event that the Company receives a Superior Proposal. In connection with the termination of the Merger Agreement under specified circumstances, including with respect to the acceptance of a Superior Proposal by the Company, the Company may be required to pay Parent a termination fee equal to $3.5 million. Additionally, in connection with the termination of the Merger Agreement under specified circumstances, including with respect to the failure of Parent to obtain the financing to complete the Offer and Merger, Parent may be required to pay the Company a termination fee equal to $5.5 million. The Merger Agreement also provides that the Company may specifically enforce Parent’s and Merger Subsidiary’s obligations under the Merger Agreement.

The initial expiration date for the Offer is 12:00 midnight, New York City time, on November 6, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. Either party may terminate the Merger Agreement if the Offer is not consummated on or before December 31, 2014, subject to certain restrictions set forth in the Merger Agreement.

Parent has formed Merger Subsidiary solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Merger Subsidiary has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Merger Subsidiary as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Parent and Merger Subsidiary are 1999 Avenue of the Stars, Suite 2520, Los Angeles, California 90067, (310) 552-1555.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement, or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements, understandings or any actual conflict or potential conflicts of interests between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Merger Subsidiary or any of their respective officers, directors or affiliates, on the other hand.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Merger Subsidiary, its Executive Officers, Directors or Affiliates.

Merger Agreement

On September 17, 2014, the Company, Parent, and Merger Subsidiary entered into the Merger Agreement. A summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights are contained in the Offer, which is being filed as an exhibit to the Schedule TO and is incorporated herein by reference. That summary and description is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent, and Merger Subsidiary in relation to the Offer and the Merger. The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants made as of specific dates by the Company to Parent and Merger Subsidiary and by Parent and Merger Subsidiary to the Company. These representations and warranties were made to allocate contractual risk between the parties to the Merger Agreement and not to establish such matters as facts. Moreover, the representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Offer if certain representations and warranties prove to be untrue due to a change in circumstance or otherwise. As such, the representations and warranties were made solely for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the parties, including limitations of time and contractual standards of materiality, that reflect such limited purpose. The representations and warranties set forth in the Merger Agreement should not be understood to be statements of fact.

Confidentiality Agreement

On July 11, 2014, Parent and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Parent agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and, subject to certain exceptions, for a period of two (2) years from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Under the Confidentiality Agreement, Parent also agreed, among other things, to certain “standstill” provisions (the “Standstill Provisions”) for the protection of the Company for a period ending two years from the date of the Confidentiality Agreement (the “Standstill Period”), and that, subject to certain limited exceptions, for a period of two years from the date of the Confidentiality Agreement, Parent would not, directly or indirectly, solicit or employ certain of the Company’s employees, subject to certain exceptions. During the Standstill Period, the Standstill Provisions prohibit Parent, unless specifically invited by the Company Board, from, among other things, (i) acquiring, agreeing to acquire or making any proposal to acquire, in each case, directly or indirectly, by purchase or otherwise, any voting equity securities of the Company, or any direct or indirect rights to acquire any voting equity securities of the Company or any subsidiary thereof or any assets of the Company or any subsidiary or division thereof, (ii) proposing, initiating or making any public announcement with respect to any merger, consolidation or business combination or similar transaction involving the Company or any of its subsidiaries, (iii) making or participating, directly or indirectly, in any “solicitation” of “proxies” with respect to a possible transaction between Parent and the Company (as such terms are used in the proxy rules of the SEC) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting equity securities of the Company, (iv) forming, joining or participating in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder) with respect to any voting equity securities of the Company, which group seeks to do any of the acts specified in clauses (i) through (iii) above, (v) otherwise acting alone or in concert with others to seek control of the management, Company Board or policies of the Company, or (vi) directly or indirectly having any discussions or entering into any arrangements, understandings or agreements (whether written or oral) with, or advising, assisting, encouraging or procuring any other persons to do any of the actions specified in the preceding clauses (i) through (v). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Company Board set forth in Item 4 below under the heading “Reasons for Recommendation,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Company Board was aware of these interests and considered them, among other matters described in “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation—Reasons for Recommendation” below.

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of October 7, 2014, the executive officers and directors of the Company beneficially owned, in the aggregate, 2,460,679 Shares, excluding (i) all outstanding restricted shares, restricted share units and deferred stock units of the Company (collectively, the “Company Restricted Shares”), (ii) shares issuable upon the exercise of each option to acquire Shares granted under any Company Stock Plan (as defined below) (the “Company Stock Options”) and (iii) each outstanding unexercised warrant to purchase or otherwise acquire Shares (the “Company Warrants”). As used in this Statement, “Company Stock Plans” refers to the Company’s (i) 2007 Stock Incentive Plan, as amended on December 1, 2009, (ii) 2012 Stock Incentive Plan, as amended on April 25, 2013 and (iii) the incentive and retention bonuses granted to the Company’s employees as approved by the Company Board (the “Retention Plan”), each as may be further amended through the date of this Statement. If the directors and executive officers were to tender all of the Shares beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Merger Subsidiary, the executive officers and directors would receive (without taking into account the applicable withholding of taxes) an aggregate of $721,312 in cash, without interest thereon.

The table below sets forth information as of October 7, 2014, regarding the amount of cash consideration each director and executive officer would receive pursuant to the Offer assuming the shares of Company Common Stock beneficially owned by each of the Company’s directors and executive officers (including all Restricted Shares that are vested or will vest in connection with the Offer but excluding any bonuses under the Retention Plan or payments due to severance) are tendered pursuant to the Offer and those shares are accepted for payment by Merger Subsidiary.

Name	Number of Shares Owned	Consideration
James A. Watt	1,057,210	$317,163
Frank T. Smith, Jr.	336,218	$100,865
Hal L. Bettis	253,790	$76,137
Richard H. Mourglia	235,431	$70,629
Marjorie L. Bowen	115,606	$34,682
John R. Brecker	115,606	$34,682
Michael R. Keener	115,606	$34,682
Dr. Alexander A. Kulpecz, Jr.	115,606	$34,682
Robert A. Schmitz	115,606	$34,682

Treatment of Company Restricted Shares

The Merger Agreement provides that each Company Restricted Share that is outstanding immediately prior to the acceptance for payment by Merger Subsidiary of any shares of the Company Common Stock pursuant to the Offer (the “Acceptance Time”), including Company Restricted Shares held by the Company’s officers and directors, will become fully vested and, to the extent not subject to withholding by the Company to satisfy tax withholding obligations, will be treated the same as other outstanding shares of Company Common Stock.

The table below sets forth the unvested Company Restricted Shares held by each of the Company’s named executive officers and directors that, in accordance with the provisions of the Merger Agreement, will vest in full as of the Acceptance Time, as well as the consideration to be received pursuant to the Offer or the Merger by each holder in respect of theretofore unvested Company Restricted Shares:

Name	Number of Unvested Company Restricted Shares	Consideration to be Received(1)
James A. Watt	886,229	$265,869
Frank T. Smith, Jr.	248,358	$74,507
Hal L. Bettis	215,559	$64,668
Richard H. Mourglia	202,860	$60,858
Marjorie L. Bowen	115,605	$34,682
John R. Brecker	115,605	$34,682
Michael R. Keener	115,605	$34,682
Dr. Alexander A. Kulpecz, Jr.	115,605	$34,682
Robert A. Schmitz	115,605	$34,682

(1)	Any unvested Company Restricted Shares not tendered into the Offer will be exchanged at the Effective Time into the right to receive an amount equal to the Offer Price.

The acceleration of vesting and cancellation of Company Restricted Shares and the related cash payments to the holders of such Company Restricted Shares pursuant to the Merger Agreement are in addition to any benefits following a “change-in-control” or “change-of-control” under any of the agreements or arrangements described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company—Agreements or Arrangements with Executive Officers of the Company.”

Treatment of Company Stock Options and Company Warrants

Options and warrants to purchase Shares that are outstanding, whether or not vested, immediately prior to the Effective Time, will be cancelled and converted automatically into the right to receive, in exchange for the cancellation of such options or warrants, an amount of cash, without interest, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such option or warrant immediately prior to the Effective Time and (y) the Offer Price, less the per Share exercise price of such option or warrant.

As of October 8, 2014, none of the Company executive officers or directors held any Company Stock Options or Company Warrants.

Agreements or Arrangements with Executive Officers of the Company

Retention Bonuses

On September 16, 2014, the Company Board approved the acceleration of the earning of the first six months of their annual cash bonuses pursuant to the Company’s 2014 Bonus Program (the “2014 Bonus Program”) for each of the Company’s named executives, as well as other Company employees, for the Company’s performance for the first half of the current fiscal year. The acceleration of the cash bonuses awarded under the 2014 Bonus Program are intended to ensure employee retention through the closing of the Merger Agreement, as the accelerated bonus is only payable to employees of the Company as of the Effective Time of the Merger.

Under the 2014 Bonus Program, each participant in the 2014 Bonus Program was assigned a target bonus for 2014. A participant’s bonus will be determined by multiplying the participant’s target bonus by a performance factor determined based upon the Company’s performance and the participant’s individual performance. Actual bonuses may range from 0 percent (no bonus) to 200 percent of the participant’s target bonus. The metrics used to determine each participant’s bonus under the 2014 Bonus Program will be (i) reserve growth, (ii) production growth, (iii) lease operating expense reduction and (iv) individual goals.

The following table sets forth the accelerated six month retention bonuses payable to the named executive officers upon or immediately prior to the Effective Time of the Merger:

Officer and Title	Bonus
James A. Watt, President and Chief Executive Officer	$279,033
Frank T. Smith, Jr., Senior Vice President and Chief Financial Officer	$95,459
Hal L. Bettis, Executive Vice President, Business Development	$81,822
Richard H. Mourglia, Senior Vice President, Land and General Counsel	$72,123

Change of Control Provisions in Executive Officer Employment Agreements

The Company has entered into employment-related agreements with its President and Chief Executive Officer, Mr. Watt, and its Chief Financial Officer, Mr. Smith. Each of Mr. Watt and Mr. Smith is entitled to severance benefits upon certain terminations of employment, including for termination upon a change of control. Although Parent has indicated its intention to retain Company employees and management, there are no agreements requiring such retention.

If Mr. Watt’s employment is terminated by the Company without cause or by Mr. Watt for Good Reason (as defined below) in connection with a change of control, Mr. Watt will be paid, subject to the execution of a full release of all claims within forty-five days after termination of employment, (1) severance pay equal to 2.99 times the sum of his then applicable base salary and target bonus, (2) continued health care coverage for Mr. Watt and his spouse/dependents under the Company’s health insurance plan for a period of three years following termination for Mr. Watt, (3) any payments related to any annual bonus earned in the year preceding termination, but not yet paid, and accrued and unused vacation days during the year of termination and (4) a tax gross-up payment in the event Mr. Watt is subject to excise taxes under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) related to payments upon a change in control termination. Mr. Watt’s base salary is currently $550,000, and his target bonus for 2014 is $550,000.

If Mr. Smith’s employment is terminated by the Company without cause or by Mr. Smith for Good Reason in connection with a change of control, Mr. Smith will be paid, subject to the execution of a full release of all claims within forty-five days after termination of employment, (1) severance pay equal to two times the sum of his then applicable base salary and target bonus, (2) continued health care coverage for Mr. Smith and his spouse/dependents under the Company’s health insurance plan for a period of two years following termination for Mr. Smith, (3) any payments related to any annual bonus earned in the year preceding termination, but not yet paid, and accrued and unused vacation days during the year of termination and (4) a tax gross-up payment in the event Mr. Smith is subject to Code Section 280G excise taxes related to payments upon a change in control termination. Mr. Smith’s base salary is currently $329,000, and his target bonus for 2014 is $230,300.

In connection with the change of control provisions, “Good Reason” is defined as any of the following which remain uncured thirty days after written notice is received by the Company: (1) the failure of the Company to continue the executive officers’ current position of the Company (or such other senior executive position as may be offered by the Company and which the executive may in his sole discretion accept), (2) material diminution by the Company of the executive’s responsibilities, duties, or authority in comparison with the responsibilities, duties, and authority held during the six month period immediately preceding the diminution, or assignment to the executive of any duties inconsistent with his position as the senior executive officer of the Company (or such other senior executive position as may be offered by the Company and which the executive may in his sole discretion accept), (3) failure by the Company to pay and provide the executive with compensation and benefits provided for in his employment agreement, or (4) the requirement that the executive relocates his residence outside of the State of Texas.

Severance Plan Benefits related to Mr. Bettis and Mr. Mourglia

For employees that are not party to an employment agreement, the Employee Severance Plan, as amended, dated November 14, 2012 (the “Severance Plan”) provides for payment of severance and other benefits upon certain termination events, including a change of control. The Severance Plan provides that Mr. Bettis and Mr. Mourglia will be entitled to severance in the amount of two times the sum of the executive’s then applicable base salary and target bonus if each executive’s employment is involuntarily terminated without cause or if the executive resigns for Good Reason in connection with a change in control. Mr. Bettis’ and Mr. Mourglia’s base salaries are currently $329,000 and $290,000 and their applicable target bonus for 2014 are $197,400 and $174,000, respectively.

The potential compensation to be provided to the Company’s named executive officers in connection with the change of control that will result from the Merger under “Item 8. Additional Information-Golden Parachute Compensation” below, is incorporated by reference herein.

Summary of Potential Payments Upon Change in Control

The table below summarizes the severance amounts payable to the executive officers upon a change in control if such executive officer is terminated or resigns for Good Reason in connection with the Merger.

Executive	Compensation Element	Termination in Connection with a Change in Control (Without Cause or For Good Reason
Watt, James	Cash Severance Payment	$3,289,000
	Continued Health Care Coverage	43,476
	Excise Tax Gross-Up	1,604,033
	Total	$4,936,509

Smith, Frank	Cash Severance Payment	1,118,600
	Continued Health Care Coverage	28,984
	Excise Tax Gross-Up	489,020
	Total	$1,636,604

Bettis, Hal	Cash Severance Payment	1,052,800
	Continued Health Care Coverage	—
	Excise Tax Gross-Up	n/a
	Total	$1,052,800

Mourglia, Richard	Cash Severance Payment	928,000
	Continued Health Care Coverage	—
	Excise Tax Gross-Up	n/a
	Total	$928,000

Equity Incentive Plan

The Company Stock Plans provide for the grant of stock options and stock appreciation rights and for awards of shares, restricted shares, restricted stock units and other equity-based awards. Any employee, officer, director or consultant of the Company or any of its affiliates is eligible to receive awards pursuant to the Company Stock Plans. On September 16, 2014, the Company Board approved the participation and accelerated vesting of outstanding Company Restricted Stock in the Offer.

Arrangements with the Company’s Non-Employee Directors

Non-employee directors receive director’s fees at the rate of $50,000 per year, in addition to the following cash compensation:

•	$50,000 for the Chairman of the Board, payable in quarterly installments;

•	$25,000 for the Chairman of the Audit Committee, payable in quarterly installments;

•	$15,000 for each of the Chairmen of the Nominations and Corporate Governance Committee, the Health, Safety & Environmental Committee, the Compensation Committee, and the Strategic Development Committee, each payable in quarterly installments;

•	$7,500 for each member of the Audit Committee, payable in quarterly installments;

•	$5,000 for each member of each of the Nominations and Corporate Governance Committee, the Health, Safety & Environmental Committee, the Compensation Committee, and the Strategic Development Committee, each payable in quarterly installments; and

•	$2,000 fee for each meeting of the Company Board attended by the director (including telephonic meetings), payable at the end of each quarter.

The directors do not receive committee meeting fees.

Employee Matters

The Merger Agreement provides that from the first date on which Merger Subsidiary purchases any Shares pursuant to the Offer through the Effective Time, Parent shall permit the Company to continue the employment, compensation and benefits of its employees on the same or substantially similar terms and conditions in all material respects as are in effect as of the date of this Agreement. From and after the Effective Time, Parent, the Surviving Corporation or a subsidiary of the Surviving Corporation shall permit all employees to participate in the Benefit Plans (as defined in the Merger Agreement), programs, and arrangements of Parent, the Surviving Corporation or its subsidiaries (the “Parent Plans”) to the same extent as similarly situated employees of Parent or its subsidiaries, subject to any necessary transition period and subject to any applicable laws.

For all purposes under each Benefit Plan maintained by Parent, any subsidiary of Parent or any of their affiliates in which individuals who were employees of the Company or a subsidiary of the Company immediately prior to the Effective Time and who continue employment with the Company, a subsidiary of the Company, Parent or a subsidiary of Parent following the Effective Time (“Continuing Employees”) become eligible to participate upon or after the Effective Time, the Continuing Employees shall be given credit for all service with the Company or a subsidiary of the Company, as applicable, to the same extent as if such services had been rendered to Parent or any of its affiliates. Notwithstanding the foregoing, such credit shall not be used to determine benefit accruals, except with respect to severance, vacation benefits and any other paid time off benefits.

Parent shall, or shall cause the Surviving Corporation to, pay severance benefits to persons who were employees of the Company or any of the subsidiaries of the Company prior to the Effective Time and whose employment with the Company, the Surviving Corporation or any of their respective subsidiaries is terminated within one (1) year following the Effective Time amounts no less favorable than the amount of severance benefits to which such persons would have been entitled under the terms of the Company’s or the Company’s subsidiaries’ Severance Plan, programs, policies, employment agreements and other agreements in effect immediately prior to the Effective Time and, for this purpose, also taking into account the employment service of such employees after the Effective Time.

Upon or immediately prior to the Effective Time of the Merger, the Company employees will receive a retention bonus based on the acceleration a portion of the bonuses due under the 2014 Bonus Program and based on the Company’s performance during the first six months of fiscal year 2014. The acceleration of the cash bonuses awarded under the 2014 Bonus Program are intended to ensure employee retention through the closing of the Merger Agreement, as the accelerated bonus is only payable to employees of the Company as of the Effective Time. Pursuant to the accelerated cash bonuses, the employees of the Company, excluding the executive officers, are entitled to receive an aggregate of $599,477.

Indemnification and Exculpation of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise, provided that such indemnity may include only expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no such indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s certificate of incorporation provides for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL, subject to certain limitations on actions initiated by an officer or director.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

In addition, Article VI of the Company’s amended and restated certificate of incorporation expressly provides that the Company shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in, or covered by said section, and the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent.

Article IX of the Company’s Amended and Restated By-Laws expressly provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Article IX of the Company’s Amended and Restated By-laws further provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of

Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company entered into indemnification agreements with certain of its officers and directors. The indemnification agreements provide indemnification to such individuals under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. The Company has also obtained directors’ and officers’ liability insurance, which insures against liabilities that its directors or officers may incur in such capacities.

The Merger Agreement requires the Surviving Corporation to honor all existing rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses relating thereto) in favor of all current and former directors and officers of the Company and its subsidiaries. In addition, the Merger Agreement requires for a period of six years after the Effective Time for the Surviving Corporation to, and cause its subsidiaries to, and Parent to cause the Surviving Corporation and its subsidiaries to, maintain the Company’s current directors’ and officers’ insurance policies (or substitute insurance of at least the same coverage and amounts containing terms and conditions that are no less favorable to the indemnified parties). However, Parent will not be required to pay premiums which on an annual basis exceed 400% of the premium paid by the Company as of the date of the Merger Agreement.

Section 16 Matters

The Merger Agreement provides that the Company shall take commercially reasonable steps to cause any dispositions of equity securities of the Company (including derivative securities) by an officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the transactions contemplated by the Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

On September 17, 2014, after careful consideration and a thorough review of the Offer and the Merger with its outside legal and financial advisors, the Company Board, at a meeting duly called and held, by unanimous vote of all directors:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined in “Item 8. Additional Information—Top-Up Option”) and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders;

•	approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, in accordance with the requirements of the DGCL;

•	declared the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, advisable, fair to and in the best interests of the holders of Company Common Stock; and

•	resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Merger Subsidiary pursuant to the Offer; and adopt the Merger Agreement.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF A VOTE TO ADOPT THE MERGER AGREEMENT IS REQUIRED BY THE DGCL, VOTE THEIR SHARES TO ADOPT THE MERGER AGREEMENT.

A copy of the press release communicating the Company Board’s recommendation is attached hereto as Exhibit (a)(6).

Background of the Offer and the Merger; Reasons for Recommendation.

Background of the Offer and the Merger

From time to time, the Company Board, with input from senior management, has engaged in reviews and discussions of the Company’s long-term strategies and objectives, considering ways in which the Company might enhance stockholder value and performance in light of competitive and other relevant factors. Generally, these reviews have centered on strategies to improve the Company’s existing operations and to pursue prospects for potential acquisitions and joint venture transactions. From time to time, these assessments included discussions and analyses of potential merger transactions as a means to enhance or improve stockholder value.

Since the Company’s financial restructuring on December 22, 2011, the Company has financed its leasehold acquisitions and drilling program primarily with debt. The Company also raised $50 million through the issuance of new equity to the Company’s institutional shareholders. Difficult industry economic conditions, fluctuations in oil and natural gas prices and certain drilling difficulties precluded the Company from raising any additional equity capital to reduce its debt levels. The Company Board and senior management determined that the Company’s highly leveraged profile and lack of success in accessing sources of additional capital or deleveraging transactions on prudent terms would continue to limit the Company’s ability to maximize the ultimate potential value of its asset base for its stockholders.

With the support of the Company Board, since the restructuring, the Company has engaged in numerous exploratory discussions with independent exploration and production companies regarding potential joint ventures or other strategic transactions. The Company’s senior management also has had interaction with investment banks and other professional advisors with respect to potential transaction opportunities, from both the acquisition and divestiture perspectives. These discussions did not lead to the consummation of any transactions.

In early 2013, the Company Board determined to explore certain strategic alternatives in light of the Company’s continued need for capital, particularly to meet its liquidity needs, complete its drilling program, and address the fact that the covenants and other provisions in the Company’s senior credit facility would constrain the Company’s ability to access sufficient funds to execute its business plan and grow the business, as well as its potential inability to comply with such covenants. The Company Board decided to seek a financial advisor to evaluate the various strategic alternatives to maximize value for its stockholders, including the potential sale of the Company, and to evaluate the potential return for stockholders for each strategy.

On April 25, 2013, after interviewing several firms, the Company engaged Perella Weinberg Partners LP (“Perella”) to act as financial advisor to the Company Board in the review of strategic alternatives including the potential acquisition of a privately-owned E&P company with operations similar to those of the Company (the “acquisition candidate”). Perella worked with the senior management of the Company to refine their understanding of the Company’s finances, business and prospects. The Company’s senior management and Perella also developed a list of potential buyers.

Throughout 2013, the Company attempted to negotiate a combination transaction with the acquisition candidate but was unsuccessful.

On November 8, 2013, the Company Board engaged Haynes and Boone, LLP (“Haynes and Boone”) to act as the Company’s corporate counsel.

At meetings of the Company Board on December 10, 2013, January 27, 2014 and March 6, 2014, senior management discussed with the Company Board the financial projections of the Company that had been provided to Perella. Perella provided the Company Board with an overview of, among other things, the Company’s financial and liquidity position, the historical and current trading multiples of the Company’s common stock and the common stock of other comparable companies engaged in the upstream oil and gas business and the status of potential alternatives to a possible sale of the Company, including the Company partnering with a private equity fund, acquiring companies with a similar asset base (including the acquisition candidate), conducting equity or debt financings, negotiating an equity for debt exchange with current noteholders and the Company maintaining the status quo. Perella also updated the Company Board on the prospective buyers that had been contacted, non-disclosure/standstill agreements that had been signed, meetings Perella had with such parties and ongoing discussions with the acquisition candidate.

In addition, at the December 10, 2013 meeting, the Company Board held an executive session of the independent directors for the purpose of discussing the various strategic alternatives presented and deciding whether to pursue one or more of the proposed alternatives. After their discussion, the independent directors determined to continue moving forward with a process to seek a buyer for the Company, while also continuing to pursue the other avenues, including a potential high-yield debt offering and a possible transaction with the acquisition candidate. The members of the Company Board also discussed with the Company’s advisers the potential advantages and disadvantages of conducting the sales process in a confidential manner compared with a publicly-announced process. After the discussion, the Company Board decided to conduct a confidential strategic alternatives process.

Beginning in December, 2013 and over the course of several months, Perella contacted a total of forty-five prospective strategic and financial buyers for the Company. Thirty of the companies declined to consider an acquisition of or merger with the Company. Fifteen of the companies expressed an interest in considering an acquisition and proceeded with non-disclosure/standstill agreements, one of which was Parent. Additional information concerning the Company was made available to Parent and the other companies that entered into non-disclosure/standstill agreements.

During the January 27, 2014 meeting, Haynes and Boone reviewed with the Company Board their fiduciary duties under Delaware law. Perella updated the Company Board on the various strategic alternatives it was pursuing on the Company’s behalf.

In February of 2013, Michael Bodino of Global Hunter Securities, LLC (“Global Hunter”) contacted Mr. Watt to set up an introductory meeting between Mr. Nikolas Konstant, Chief Financial Officer and Chairman of the Board of Parent, to discuss a potential merger or sale opportunity with the Company. Later in February 2013, Mr. Nikolas, Mr. Watt and Mr. Smith held an introductory meeting in Houston, Texas to discuss Parent’s interest in potential acquisition opportunities in the Gulf Coast.

On March 6 and 7, 2014, the Company Board held meetings at which senior management provided the Company Board with an update on the Company’s liquidity situation, including the need for a capital infusion (or debt reduction) by June 30, 2014 to avoid a default on the Company’s senior credit facility, as well as the possibility that its senior lender may reduce the Company’s borrowing base to $37.5 million. Perella provided an overview of its discussions with three potential lenders. Perella also provided the Company Board with the current status of its strategic alternative efforts, and informed the Company Board of potential merger candidates that had signed non-disclosure/standstill agreements.

In March and May 2014, Mr. Konstant and Mr. Watt had several follow-up conversations, and Mr. Konstant invited Mr. Watt to a meeting at Parent’s offices in Los Angeles, California on May 13, 2014. At this meeting in Los Angeles, the parties discussed Parent’s continued interest in acquiring assets in the Gulf Coast, along with an experienced management team.

During May and June 2014, the Company received three preliminary, non-binding indications of interest. The first preliminary, non-binding indication of interest, was received from a potential strategic buyer (referred to as “Party A”), and was (i) for the purchase of all of the Company’s outstanding shares, and estimated the Company’s enterprise value at $125 million, (ii) payable in cash and stock and (iii) subject to a financing contingency. The second preliminary, non-binding indication of interest from a prospective strategic buyer (referred to as “Party B”), was (i) for the purchase of all of the Company’s outstanding shares and estimated the Company’s enterprise value at $119 million, (ii) payable in a combination of stock and cash consideration, (iii) assuming conversion of the Company’s senior secured notes for warrants to purchase equity of Party B and (iv) subject to a financing contingency. The third preliminary, non-binding indication of interest received from a prospective acquirer (referred to as “Party C”) was for the purchase of a portion of the Company’s assets in exchange for approximately $47 million in cash. All of the indications of interest received by the Company were subject to further due diligence and other qualifications. The Company Board authorized senior management and the Company’s advisors to continue discussions and negotiations with the three potential buyers. The Company Board also determined that, in the interest of obtaining the highest price for the Company and maximizing stockholder value, it was advisable for Perella to continue contacting additional potential financial and strategic buyers, maintain discussions with other interested buyers and solicit additional indications of interest.

On May 8, 2014 and June 4, 2014, the Company Board met with senior management and the Company’s advisers to review and assess the preliminary indications of interest received. Perella provided the Company Board with detailed background information on each of the potential buyers, and reviewed with the Company Board the terms of each proposal as well as the status of discussions. Subsequently, Party A and Party B withdrew their indications of interest as a result of financing related concerns, and the Company Board determined not to pursue a partial sale of its assets as set forth in the indication of interest by Party C.

During the June 4, 2014 Company Board meeting, Perella stated that the Company’s senior lender had indicated that it planned to reduce the Company’s borrowing base under its senior credit facility, which would severely restrict the Company’s liquidity and financial condition. Perella also advised the Company Board that the Company had executed non-disclosure agreements with five (5) potential financing sources, and that the Company had to date received four term sheets from potential lenders for a new first lien debt facility that could replace the existing senior credit facility. The Company Board authorized senior management to negotiate the terms of the most favorable term sheet on an expedited basis in an effort to secure new financing during the third quarter of 2014.

On June 11, 2014, Mr. Watt, Mr. Smith and Mr. Konstant held another meeting at Parent’s offices in Los Angeles and discussed a potential transaction between the Company and Dune. Mr. Watt and Mr. Konstant had several conversations over the next few weeks to discuss preliminary terms of an offer by Parent. Mr. Konstant indicated during these conversation that he estimated the enterprise value of the Company to be $125 million.

On July 9, 2014, Parent submitted a non-binding indication of interest for the purchase of all of the Company’s outstanding shares, estimating the Company’s enterprise value at $140 million. The indication of interest was subject to satisfactory completion of due diligence and the negotiation and execution of a definitive purchase agreement. The Company informed Parent that although it was interested in continuing discussions, it was not willing to enter into an exclusivity arrangement at that time.

On July 10, 2014, the Company Board met with senior management and representatives of Perella to discuss the status of the Company’s on-going strategic alternatives efforts. The Company had selected a potential lender, and such lender had commenced its diligence review. Perella also reviewed the status of negotiations with potential buyers that were in the process of completing their due diligence review of the Company. Senior management then discussed the Company’s ongoing discussions with its current lender, and reported that the lender had agreed to postpone reducing the Company’s borrowing base to $37.5 million until October 1, 2014.

On July 11, 2014, the Company and Parent entered into a non-disclosure agreement which restricted Parent’s disclosure and use of the Company’s confidential, non-public information and contained a two year standstill provision that, among other things, restricted the ability of Parent to acquire or seek to acquire the assets or securities of the Company without the Company Board’s consent. The foregoing description of the non-disclosure agreement does not purport to be complete and is qualified in its entirety by reference to the non-disclosure agreement, which is included as Exhibit (e)(2) hereto and is incorporated herein by reference.

In July 2014, the Company received three additional indications of interests from potential buyers. A potential strategic buyer (referred to as “Party E”) submitted a preliminary indication of interest for the purchase of all of the Company’s outstanding shares, and estimated the enterprise value of the Company in the range of $125 million to $135 million. Another prospective strategic buyer (referred to as “Party F”), submitted a preliminary indication of interest to purchase all of the Company’s assets and estimated the Company’s enterprise value at $70 million. A final prospective strategic buyer (referred to as “Party G”) submitted a preliminary, non-binding indication of interest, for the purchase of a portion of the Company’s assets in exchange for $30 million in cash.

The Company prepared a data room to include Company information including financial projections and budgets, reserves data and prospects for review by the various potential buyers that had entered into non-disclosure agreements with the Company, including Parent. The Company also responded to additional information requests from the potential buyers.

On July 18, 2014, the Company Board met with senior management and representatives of Perella to review and assess the additional preliminary indications of interest received by the Company. The Company determined not to proceed with Party F or Party G at that time given the depressed level of the initial proposals. Based on the comparative presentation by Perella of the indications of interest and the status of negotiations with all bidders, the Company Board authorized senior management to continue discussions with the two remaining interested buyers—Parent and Party E—including distribution of a draft merger agreement to such parties.

On July 18, 2014, the Company distributed a draft of a merger agreement to Parent and Party E for their respective consideration that contemplated a two-step merger including a tender offer. Party E did not provide comments to the draft merger agreement, nor did it indicate any intention to do so. Baker & Hostetler LLP (“Baker Hostetler”), counsel to Parent, sent a revised draft of the Merger Agreement to Haynes and Boone on July 25, 2014.

On August 5, 2014, representatives of Perella and Haynes and Boone provided Parent and Baker Hostetler with a revised draft of the Merger Agreement, which among other items, inserted the obligation for Parent to provide financing commitment letters to Dune and made clear that there was no financing contingency in the Merger Agreement.

On August 6, 2014, the Company entered into a new engagement letter with Perella to act as financial adviser in connection with a merger or sale transaction that replaced and superseded the April 25, 2013 agreement.

On August 7, 2014, the proposed new lender informed the Company that it would not be able to fund the loan on the original proposed terms due to continuing concerns with respect to the Company’s operational and financial performance.

On August 8, 2014, the Company Board met to review the status of bidder activity including negotiations with the potential buyers. Prior to the meeting, members of the Company Board received a draft of the merger agreement and a summary thereof. Perella provided the Company Board with an update of the exploration of strategic alternatives to date. Perella informed the Company Board that only Parent and Party E remained actively involved in the process, and that Parent was working to secure financing, while Party E was still conducting its due diligence review. Senior management and Perella also discussed with the Company Board the Company’s current liquidity position and indicated that the Company would have negative liquidity in September. Therefore, the Company would need to halt its drilling program without additional capital. Perella reminded the Company Board that the Company was in default of a financial covenant under its senior credit facility based on the Company’s financial results as of June 30, 2014, which may further impact the Company’s liquidity situation. Perella advised the Company Board that based on the proposed new lender’s due diligence and the Company’s current financial situation, the terms originally provided by such lender were no longer available, that any new proposal would most likely be revised significantly downward and that such financing would not meet the Company’s liquidity needs. Perella advised the Company Board that exploring other financing options would take considerable time and likely result in similar terms.

During the August 8, 2014 meeting, the Company Board reviewed with its advisers a summary of the proposed draft merger agreement with Parent, the tender offer and merger process and the timing of such processes, and the Company Board members’ fiduciary duties. The Company Board also discussed that both potential buyers indicated an intention to retain the Company’s management and employees in a potential transaction. Mr. Watt reaffirmed that he will recuse himself from any Company Board deliberations in the event of a conflict of interest and that, to the extent that any offer from a potential bidder requires his continued employment, negotiation of such employment arrangement will not occur until after the Company has entered into a definitive agreement with the merger candidate.

Based on the comparative presentation by Perella of the indications of interest and the value and other proposed terms of a transaction included in the indications of interest from Parent and Party E, the Company Board authorized the continued discussion and negotiation with the two prospective buyers in an effort to enter into a definitive agreement in connection with a merger transaction.

On August 14, 2014, the Company filed a quarterly report on Form 10-Q for the quarter ended June 30, 2014 with the SEC disclosing that the Company was seeking strategic alternatives including a merger or sale of the Company or its assets, and that the Company had engaged a financial advisor to assist in such efforts. The Form 10-Q also disclosed the Company’s financial covenant default under its credit facility and a going concern about whether the Company would be able to continue its operations.

On August 28, 2014, Parent provided the Company with an update of the status of Parent’s financing commitments and subsequently provided copies of its equity commitment letters and debt term sheet. Mr. Konstant also advised Mr. Watt at this time that due to the worsening financial condition of the Company as set forth in the Company’s quarterly report on Form 10-Q filed on August 14, 2014, Parent was lowering its offer price based on an estimated Company enterprise value of $135 million.

On September 9, 2014, representatives of Baker Hostetler provided Haynes and Boone with a revised draft of the Merger Agreement, adding the Top-Up Option and raising questions about certain remaining items, including the definition of “Permitted Liens” in the merger agreement and termination fees.

On September 10, 2014, representatives of Haynes and Boone distributed a further draft of the merger agreement proposing its position on the open issues.

On September 12, 2014, the Company Board met and reviewed the Company’s financial situation and the potential sales transaction with Parent and Party E. Senior management made a presentation to the Company Board on the Company’s financial status, including a reduction in proved reserves in the mid-year reserve report and lack of available capital. Senior management, the Company Board and its advisors also discussed the material terms of the Merger Agreement being negotiated with Parent, as well as the structure and timing of the two-step Merger, Offer and Top-Up Option, including Parent’s covenants to obtain financing for the transaction as well as the Company’s no shop covenant.

Perella provided to the Company Board an overview of the Company’s current position, which included the Company’s declining stock price performance over a 12 month period ending September 14, 2014, the Company’s liquidity situation and current default under its senior credit facility (which default was expected to be on-going), and stated that because of those factors, the Company should expect a reduced price in a sale transaction. Perella noted that the Company’s senior lender had indicated that it was willing to grant the Company a forbearance under the senior credit facility if the Company entered into a strategic transaction. Furthermore, Perella indicated that based on its forecasts, the Company would run out of operating cash in January 2015 even with severely reduced capital expenditures. In addition, Perella reiterated that the alternative debt financing proposal provided by the proposed new lender was no longer available and that any new proposal would be more onerous.

Perella provided transaction based valuation perspectives and a summary of the current negotiations with Parent, which contemplated an offer price of approximately $0.30 per share (which represented an implied enterprise value of $135.9 million), assumption of all Company liabilities and an anticipated transaction closing date of 30 to 45 days, assuming that Parent secured the requisite financing, which was expected to be a combination of debt and equity. Perella also indicated that discussions with Party E were on-going and Party E was continuing its due diligence review, but to date, Party E had not provided a formal offer.

Perella and the Company Board also discussed the conditionality of the Parent financing. Due to its concern regarding the lack of financing certainty for Parent, the Company Board requested that Mr. Watt attempt to negotiate enhanced protections in the event that Parent is unable to obtain financing, including the potential for collateral and personal guarantees.

On September 15, 2014, representatives of Baker Hostetler distributed a revised draft of the Merger Agreement to Haynes and Boone reflecting additional comments. Mr. Watt and Mr. Konstant met in Houston, Texas on September 15, 2014 and discussed and negotiated the final terms of the Merger Agreement, including a per share purchase price of $0.30.

Later in the day on September 15, 2014, representatives of Haynes and Boone distributed a further revised version of the Merger Agreement, which reflected a per share purchase price of $0.30. Subsequently, on September 15 and 16, 2014, representatives of Parent, the Company, Baker Hostetler and Haynes and Boone participated in a series of teleconferences to attempt to resolve the final issues and came to various agreements, which were incorporated into the Merger Agreement. Also on September 16, 2014, representatives of Haynes and Boone provided Parent and Baker Hostetler with requested additional documents and responses to comments on the Disclosure Letter.

On September 16 and 17, 2014, representatives of Baker Hostetler and Haynes and Boone finalized the Merger Agreement and drafts of corresponding documents announcing the Merger and Tender Offer.

On September 16 and 17, 2014, the Company Board held meetings to review the proposed acquisition of the Company by Parent on the terms set forth in the draft Merger Agreement previously presented to the Company Board. Senior management provided the Company Board with a detailed overview on the strategic transaction process undertaken by the Company in the previous months, the Company’s current liquidity situation and declining production, the status of negotiations with Parent, and Party E’s continuing due diligence review but failure to make a formal bid for the Company.

Senior management, the Company Board and the Company’s advisors discussed the revised provisions of the Merger Agreement since the September 12, 2014 meeting, including Parent’s agreement to pay a $5.5 million reverse termination fee in lieu of providing any collateral or guaranty with respect to its financing obligations, compared to the Company’s $3.5 million termination fee. The Company Board again reviewed its fiduciary duties under Delaware law and other material terms of the Offer, Merger and the draft Merger Agreement. Representatives of Perella presented their financial analysis of the proposed transaction. Thereafter, Perella rendered its oral opinion, subsequently confirmed in writing, as financial advisor to the Company Board, that as of the date of the opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $.30 per share of Company Common Stock as consideration to be paid to the holders (other than Parent and its affiliates) of Company Common Stock pursuant to the Merger Agreement was fair, from a financial point of view to such holders, as more fully described under the section entitled “Opinion of the Company’s Financial Advisor–Opinion of Perella” below.

The Company Board considered the positive and negative factors and risks associated with the proposed transaction, as discussed in further detail in the section entitled “—Reasons for Recommendation” below. The independent members of the Company Board met in executive session to discuss the potential transaction with Parent.

On September 17, 2014, after further deliberations, the independent members of the Company Board upon unanimous vote resolved that the Merger Agreement, including the Offer, the Top-Up Option and the Merger, are fair to and in the best interests of the Company and its stockholders. Thereafter, the full Company Board also unanimously authorized, approved, and declared advisable the Merger Agreement, the Offer, the Top-Up Option and Merger. The Company Board also recommended the stockholders of the Company accept the Offer, tender their shares, and if required by applicable law, that the stockholders approve the Merger Agreement and the transactions contemplated thereby.

Following the Company Board’s meetings, the Merger Agreement was executed in the afternoon on September 17, 2014, and on the morning of September 18, 2014, the Company and Parent issued a joint press release announcing the transaction.

On September 25, 2014, the Company received a voicemail message from a potential strategic buyer (referred to as “Party H”) indicating an interest in making an offer superior to that made by Parent. Perella responded to the voicemail, and on September 30, 2014 received an unsolicited proposed non-binding letter of intent from Party H and an amended non-binding letter of intent on October 1, 2014, which subsequently expired. The Company’s advisors are analyzing the likelihood that Party H’s proposal is reasonably likely to result in a Superior Proposal.

The Offer was commenced by Parent on October 9, 2014 and this Statement was filed that same day.

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described in this Statement, the Company Board carefully and thoroughly considered the Offer, consulted with management of the Company and the Company’s independent financial advisor and legal counsel, and took into account numerous factors, including but not limited to the factors listed below. The Company Board has unanimously determined that the Offer is fair to and in the best interests of the stockholders other than Parent, Merger Subsidiary and their respective affiliates, for the reasons set forth below, and recommends that the stockholders tender their shares in response to the Offer.

The Company Board unanimously recommends that the stockholders tender their shares in response to the Offer for the following reasons:

1.	Substantial and Immediate Cash Value.

The Company Board unanimously determined that, after a lengthy, broad and comprehensive evaluation of strategic alternatives and based in part on the view of Perella, the Offer Price of $0.30 per share offered immediate and certain value and was fair, from a financial point of view, to the Company’s stockholders other than Parent, Merger Subsidiary and their respective affiliates.

2.	Opinion of Perella Weinberg Partners LP.

On September 16, 2014, Perella rendered its oral opinion, subsequently confirmed in writing, as financial advisor to the Company Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $.30 per share of Company Common Stock as consideration to be paid to the holders (other than Parent and its affiliates) of Company Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Perella’s written opinion, dated September 16, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella, is attached as Annex I and is incorporated by reference herein. Holders of the Company Common Stock are urged to read Perella’s opinion carefully and in its entirety. The opinion does not address the Company’s underlying business decision to enter into the Merger Agreement or the relative merits of the Merger as compared with any other alternative which may have been available to the Company. The opinion does not constitute a recommendation to whether any holder of Company Common Stock should tender its shares of Company Common Stock in the Offer or how such holder should vote or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, Perella expressed no opinion as to the fairness of the Merger and Offer to the holders of any other class of securities, creditors or other constituencies of the Company. Perella provided its opinion for the information and assistance of the Board in connection with, and for the purposes of its evaluation of, the Merger. This summary is qualified in its entirety by reference to the full text of the opinion. For further discussion of the Perella opinion, see “—Opinion of the Company’s Financial Advisor” below.

3.	Certainty of Value.

The fact that the Offer Price and the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to the Company’s stockholders.

4.	Lack of Liquidity and Low Trading Volume.

The Company Board considered the financial terms in the Merger Agreement relative to the historical market prices, volatility and low trading volume with respect to the Shares. The Company Board considered that the Offer and the Merger will provide cash consideration to, and immediate liquidity for, the Company’s stockholders, whose ability to sell their shares of Common Stock has been adversely affected by the historically low trading volume for the Shares.

5.	The Company’s Operating and Financial Condition; Prospects of the Company.

The fact that in determining that the $0.30 per share offer is fair to the Company’s stockholders, the Company Board also took into account the Company’s recent financial performance and future prospects. In particular, the Company Board considered prospective risks to the Company, including the risks and uncertainties regarding (i) the Company’s ability to draw on its credit facility with the Bank of Montreal due to previous and future reductions in the Company’s borrowing base and the current default of such credit facility and the unlikelihood of curing such default in the immediate future; (ii) the Company’s ability to continue as a going concern; (iii) the uncertainty in the debt and capital markets and the Company’s ability to be able to raise alternative debt financing; (iv) the Company’s ability to exploit its reserve base and make necessary capital expenditures; and (vi) the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2013. The Company Board also considered the lender under the credit facility’s willingness to waive its remedies in connection with the Company’s default and to enter into a forbearance agreement in order to permit the Company to close the Merger.

6.	Arms’ Length Negotiations.

The Company Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties, and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms’ length negotiations between the Company, with the assistance of its advisors, and Parent.

7.	Change of Recommendation; Fiduciary Termination Right.

In the event the Company receives an unsolicited alternative acquisition proposal that the Company Board determines would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), the Company Board has the right, prior to the purchase of the Company Common Stock pursuant to the Offer, to withhold, withdraw, amend, modify or qualify its approval or recommendation to the Company stockholders of the Offer or the Merger, and the Company Board may terminate the Merger Agreement to accept a Superior Proposal, if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its fiduciary duties to the Company stockholders under Delaware law, the Company complies with certain procedures under the Merger Agreement, and the Company has not materially breached the provisions of the Merger Agreement relating to the ability of the Company Board to respond to unsolicited indications of interest and change its recommendations with respect to such Superior Proposal or any person making such Superior Proposal.

8.	Ability to Respond to Certain Unsolicited Indications of Interest.

The Merger Agreement provides for the ability of the Company Board to respond to indications of interest that did not result from a breach in any material respect of the non-solicitation obligations in the Merger Agreement, if (A) the Company Board determines in good faith (based on, among other things, the advice of its financial and legal advisors) that such proposal constitutes, or is reasonably likely to lead to, a proposal which the Company Board believes is more favorable to the Company’s stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement and contains conditions which are all reasonably capable of being satisfied in a timely manner, (B) the Company enters into a confidentiality with standstill provisions and (C) the Company concurrently discloses or makes available substantially the same information to Parent as it makes available to such person.

9.	Available Alternatives; Results of Discussions with Third Parties.

The Company Board considered the possible alternatives to the acquisition by Parent (including the possibility of being acquired by another company or continuing to operate the Company as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to Company’s stockholders of those alternatives and the timing and likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of those alternatives were reasonably likely to present superior opportunities for the Company Board to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board also considered the ability of other parties to make a proposal to acquire at a higher price than proposed by Parent. The Company Board decided the proposal from Parent is the superior option available to the Company. The Company contacted 45 entities regarding a strategic combination, and of the seven proposals received by the Company, (i) three were low value asset deals that would not provide stockholders with optimal value, (ii) two bidders had already withdrawn their proposal, and (iii) another bidder immediately prior to the execution of the Merger Agreement was still conducting due diligence and had not provided any indication that a firm offer for the Company was forthcoming. The Company also considered alternative equity and debt financings; however, the Company was unable to consummate a financing prior to the covenant breach under its credit facility. As a result, a potential lender recently withdrew its debt financing proposal, and it is unlikely that the Company would be able find alternative debt financing sources on favorable terms to the Company that would provide sufficient liquidity. Given the Company’s position, the Company Board believes that the proposal from Parent is the best option currently available.

10.	Tender Offer Structure.

The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s stockholders on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the fact that the Merger Agreement provides for the Minimum Tender Condition to consummate a second-step merger in which the Company’s stockholders who do not tender their shares of Company Common Stock in the Offer will receive cash consideration equal to the Offer Price. If the number of shares of Company Common Stock tendered together with shares of the Company Common Stock owned by Parent, Merger Subsidiary and their respective affiliates represents a majority of outstanding Company Common Stock, then Merger Subsidiary must exercise the Top-Up Option to purchase an additional number of shares of Company Common Stock sufficient to cause Merger Subsidiary to own 90% of the shares of Company Common Stock outstanding after the Offer, which would permit Merger Subsidiary to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures. The fact that the Merger Agreement contains limited rights to terminate the Offer, and requires Merger Subsidiary to extend the Offer beyond the initial expiration date if the conditions to Merger Subsidiary’s obligations to close the Offer were not satisfied as of such date.

11.	Appraisal Rights.

The availability of statutory appraisal rights under the DGCL in the Merger for the Company’s stockholders who do not tender their shares of Company Common Stock in the Offer, who do not vote in favor of the adoption of the Merger Agreement, if applicable, and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their shares of Company Common Stock as determined by the Delaware Court of Chancery, and that any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of fair value.

12.	Specific Performance and Reverse Termination Fee.

The Company Board considered that the Company would be entitled to seek specific performance or monetary damages, subject to the limitations and conditions in the Merger Agreement, in the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so. The Company Board also considered that, in the event the transactions are not consummated, Parent in certain circumstances would be required to pay the Company a reverse termination fee of $5.5 million.

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1.	No Stockholder Participation in Future Growth or Earnings.

The nature of the transaction as a cash transaction would prevent the Company’s stockholders from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2.	Taxable Consideration.

The fact that the all-cash consideration in the transaction generally would be taxable to the Company’s stockholders.

3.	Impact of Announcement on the Company.

The Company Board considered the effect of a public announcement of the transactions on the Company’s operations, stock price, customers and employees.

4.	Effects of Failure to Complete Transactions.

The risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition and the effect on the Company’s relationships with vendors, customers, partners and others that do business with the Company, among other potential negative effects on the Company if the Offer is not completed.

5.	Interim Restrictions on Business.

The operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise and other initiatives in the Company’s current business plan or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the transaction).

6.	Potential Conflicts of Interest.

The fact that the executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company.”

7.	Termination Fee.

The terms and conditions of the Merger Agreement providing for a termination fee of $3.5 million, that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal.

8.	Payment of Reverse Termination Fee.

The Company Board considered the reverse termination fee of $5.5 million that could become payable in the event that the Company elects to terminate the Merger Agreement under certain circumstances. Based on the assets of Parent, there is doubt about Parent’s ability to pay the reverse termination fee as Parent has insufficient cash on hand and does not own enough assets to pay the reverse termination fee in the event that Parent terminated the Merger Agreement under certain circumstances.

9.	No Solicitation.

The terms and conditions of the Merger Agreement restricting the Company’s ability to solicit competing proposals.

10.	Financing.

Parent plans to obtain additional financing for the proposed Offer from one or more debt and/or equity sources (the “Financing”). As of the date of the Offer, Parent has obtained conditional equity letters and a debt term sheet from several financing sources but has not obtained executed firm commitment letters from any financial institutions agreeing to finance the Offer. There is a possibility Parent is unable to obtain the required Financing for the Offer, and the Offer is unable to be completed.

11.	Litigation Risk.

An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the transaction. See “Item 8. Additional Information— Litigation.”

The Company Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its conclusions and recommendations. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Company Board considered, the members of the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In light of the factors described above, the Company Board has unanimously determined that the Offer is in the best interest of the Company and its stockholders and unanimously recommends that the stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority and shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement.

Opinion of the Company’s Financial Advisor.

Opinion of Perella. The Company Board retained Perella to act as its financial advisor in connection with the proposed sale of the Company. The Company Board selected Perella based on Perella’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company and the industries in which the Company conducts its business. Perella, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On September 16, 2014, Perella rendered its oral opinion, subsequently confirmed in writing, to the Company Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $0.30 in cash per share of the Company Common Stock to be received by the holders of the Company pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Perella’s written opinion, dated September 16, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella, is attached as Annex I and is incorporated by reference herein. Holders of the Company Common Stock are urged to read Perella’s opinion carefully and in its entirety. The opinion does not address the Company’s underlying business decision to enter into the Merger Agreement or the relative merits of the Merger as compared with any other alternative which may have been available to the

Company. The opinion does not constitute a recommendation to whether any holder of Company Common Stock should tender its shares of Company Common Stock in the Offer or how such holder should vote or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, Perella expressed no opinion as to the fairness of the Merger and Offer to the holders of any other class of securities, creditors or other constituencies of the Company. Perella provided its opinion for the information and assistance of the Company Board in connection with, and for the purposes of its evaluation of, the Merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to the Company;

•	reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

•	reviewed certain oil and gas reserve reports prepared by the Company’s third-party oil and gas reserves consultants with respect to the Company’s proved, probable and possible oil and gas reserves (the “Third Party Reserve Reports”) and certain oil and gas reserve reports prepared by the Company with respect to the Company’s proved, probable and possible oil and gas reserves (the “Management Reserve Reports,” and, collectively, with the Third Party Reserve Reports, the “Company Reserve Reports”);

•	discussed the past and current operations, financial condition and prospects of the Company, with management of the Company and the Company Board;

•	compared the financial performance of the Company with that of certain publicly traded companies which Perella believed to be generally relevant;

•	compared the financial terms of the Merger with the publicly available financial terms of certain transactions which Perella believed to be generally relevant;

•	reviewed the historical trading prices and trading activity for the Company Common Stock, and compared such price and trading activity of the Company Common Stock with that of securities of certain publicly traded companies which Perella believed to be generally relevant;

•	participated in discussions among representatives of the Company and Parent and their respective advisors;

•	reviewed a draft dated September 16, 2014 of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella deemed appropriate.

In arriving at its opinion, Perella assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including oil and gas reserves and related data, as well as information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of the Company that, to their knowledge, information furnished by them for purposes of Perella’s analysis did not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, Perella had been advised by the management of the Company and assumed, with the consent of the Company Board, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby and Perella expressed no view as to the assumptions on which they were based. In arriving at its opinion, Perella did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor was Perella furnished with any such valuations or appraisals (except the Company Reserve Reports), nor did Perella assume any obligation to conduct, nor did Perella conduct, any physical inspection of the properties or facilities of the Company. With respect to the Company Reserve Reports, with the Company Board’s consent, Perella had assumed that such data and analyses had been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Company’s third-party oil and gas reserves consultants, as applicable, as to the oil and gas reserves and contingent oil and gas resources of the Company, and were a reasonable basis on which to evaluate the Company, and Perella expressed no opinion with respect to such Company Reserve Reports or the assumptions upon which they were based. Perella is not an expert in the evaluation of oil or gas reserves or properties and Perella expressed no view as to the reserve quantities, or the exploration, development or production (including, without limitation, as to the feasibility or timing thereof), of any oil or natural gas properties of the Company or any other entity. In addition, Perella did not evaluate the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. The Company Board had informed Perella of, and Perella did take into account in arriving at its opinion, the Company’s liquidity position and potential capital requirements. Perella assumed that the final Merger Agreement would not differ in any material respect from the form of Merger Agreement reviewed by Perella and that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, Perella assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. Perella relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Offer Price to be received by the holders of the Company Common Stock pursuant to the Merger Agreement. Perella was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement, or the form or structure of the Merger or the likely timeframe in which the Merger would be consummated. In addition, Perella expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, whether relative to the Offer Price to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. Perella did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood the Company had received such advice as it deemed necessary from qualified professionals.

Perella’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella as of, the date of its opinion. It should be understood that subsequent developments may affect Perella’s opinion and the assumptions used in preparing it, and Perella does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella’s opinion was approved by a fairness committee of Perella.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella and reviewed by the Company Board in connection with Perella’s opinion relating to the Merger and does not purport to be a complete description of the financial analyses performed by Perella. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella. Some of the summaries of the financial analyses include information presented in tabular format.

In order to fully understand Perella’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella’s financial analyses.

Selected Publicly Traded Companies Analysis. Perella reviewed and compared certain financial information for the Company to corresponding financial and reserve information, ratios and public market multiples for certain publicly-held companies in the petroleum exploration and production industry (the “E&P Industry”) with assets on the Gulf of Mexico coast or in the shallow water of the Gulf of Mexico, and whose operations are focused on vertical drilling and conventional oil & gas development. Although none of the following companies is identical to the Company, Perella selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects, as described.

Selected Publicly Traded Companies

•	Stone Energy

•	Energy XXI

•	W&T Offshore

•	Contango

•	PetroQuest Energy

•	Saratoga Resources

For each of the selected companies, Perella calculated and compared financial information and various financial market and reserve multiples and ratios based on company filings for historical information and consensus third-party research estimates prepared by FactSet for forecasted information.

With respect to each of the selected companies, Perella reviewed enterprise value (“EV”) as of September 12, 2014 as a multiple of estimated earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses (“EBITDAX”) for the calendar year 2014, the present value of proved developed producing reserves, net of estimated direct expenses, discounted at an annual discount rate of 10% (“PDP PV-10”), and the present value of proved reserves, net of estimated direct expenses, discounted at an annual discount rate of 10% (“1P PV-10”). For the purposes of Perella’s enterprise value analysis, Perella disregarded the high multiple of 1.8x for EV/1P PV-10 from the analysis of PetroQuest Energy, Inc.’s financial information as not meaningful in comparison to Dune because in the professional judgment of Perella, the 1P PV-10 measure does not adequately value natural gas reserves in comparison to oil reserves and PetroQuest Energy, Inc. and Dune hold substantially different mixes of reserves (as between natural gas and oil), with nearly all of PetroQuest Energy, Inc.’s reserves consisting of natural gas reserves. The results of these analyses are summarized in the following table:

	EV/2014E EBITDAX	EV/PDP PV-10	EV/1P PV-10
	Multiple	Multiple	Multiple

High	4.9x	2.3x	1.2
Low	3.2x	1.2x	0.5x
Median	4.4x	1.6x	0.8x
Average	4.2x	1.6x	1.0x

In addition, with respect to each of the selected companies, Perella reviewed EV as of September 12, 2014 per barrel of oil equivalent (“boe”) of proved developed producing reserves (“PDP Reserves”), proved reserves (“1P Reserves”) and estimated calendar year 2014 production per day (“2014E Production”). For the purposes of Perella’s enterprise value analysis, Perella disregarded the high value of $94.47 EV/PDP Reserves from the analysis of Saratoga Resources, Inc.’s financial information as not meaningful in comparison to the Company in the professional judgment of Perella because Saratoga Resources, Inc. has a much lower ratio of proven developed producing reserves to proven reserves than the Company’s ratio of proven developed producing reserves to proven reserves. The results of these analyses are summarized in the following table:

	EV/PDP Reserves	EV/1P Reserves	EV/2014E Production
	$/boe	$/boe	$/boe/day
High	$54.73	$20.23	$89,594
Low	$24.25	$12.10	$37,770
Median	$40.01	$17.59	$48,660
Average	$47.03	$16.73	$54,945

Based on the ranges calculated above, Perella’s analyses of the various selected publicly-traded companies and on professional judgments made by Perella, Perella noted that this analysis implied an enterprise value for the Company of $98 million to $221 million based on PDP Reserves, $162 million to $270 million based on 1P Reserves, $91 million to $184 million based on PDP PV-10, $134 million to $309 million based on 1P PV-10, $49 million to $77 million based on 2014E EBITDAX and $67 million to $159 million based on 2014E Production, and compared those ranges to the resulting $136 million transaction equity value of the Company based on the Offer Price for all outstanding shares of Company Common Stock.

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Perella’s comparison of selected companies to the Company and analysis of the results of such comparison was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.

Selected Transactions Analysis. Perella analyzed certain information relating to selected announced transactions in the E&P Industry (the transactions analyzed occurred between March 2012 and August 2014) with less than eighty percent oil, less than seventy percent proved developed reserves (or, if undisclosed, a lack of characterization of acquired assets as producing) and a transaction size between $75 million and $450 million. Perella selected the transactions because, in the exercise of its professional judgment, Perella determined the targets in such transactions to be relevant companies having operations similar to the Company. The selected transactions analyzed were the following:

Announcement Date	Acquiror	Target
August 2014	Vanguard	Hunt Oil
April 2014	Indigo	EP
March 2014	Undisclosed	Midstates
September 2013	Undisclosed	Halcon
August 2013	Shoreline	Manti
April 2013	Contango	Crimson
March 2013	Memorial Production Partners	Memorial Resources
January 2013	Hilcorp	Forest
September 2012	Memorial Production Partners	Goodrich
March 2012	Undisclosed	Comstock

For each of the selected transactions (except where not applicable), Perella calculated and compared the resulting EV in the transaction per barrel of oil equivalent of PDP Reserves, 1P Reserves and current daily production (“Daily Production”), as of the date of such transaction. The values for the selected transactions were based on publicly available information, including through IHS Herold, at the time of the relevant transaction, but for some of the selected transactions there was no such relevant publicly available information. The results of these analyses are summarized in the following table:

EV/Proved Reserves
	EV/PDP	EV/1P	EV/Daily Production
	$/boe	$/boe	$/boe/day
High	$40.16	$21.87	$95,314
Low	$11.37	$4.02	$29,545
Median	$21.39	$10.83	$62,177

Based on the ranges calculated above, Perella’s analyses of the various selected transactions and on professional judgments made by Perella, Perella noted that this analysis implied an enterprise value for the Company of $46 million to $162 million based on PDP Reserves, $54 million to $292 million based on 1P Reserves and $54 million to $175 million based on Daily Production, and compared those ranges to the resulting $136 million equity transaction value of the Company based on the Offer Price for all outstanding shares of Company Common Stock.

Although the selected transactions were used for comparison purposes, neither the selected transactions nor the companies involved in them were either identical or directly comparable to the Merger or the Company.

Net Asset Value Analysis of the Company. Perella conducted a net asset value analysis for the Company of the estimated standalone unlevered free cash flows that the Company could generate from the second half of FY2014 through FY2023, and calculated these unlevered free cash flows by calculating the asset level cash flows from PDP, proved developed non-producing reserves (“PDNP”), and proved undeveloped reserves (“PUD”) as of July 1, 2014 at NYMEX strip pricing and assuming $10.5 million of annual general and administrative expenses (which is equal to the Company’s estimated 2014 general & administrative expenses). To determine such present values, Perella utilized discount rates ranging from 15% to 25% based on estimates of the weighted average cost of capital of the Company, calculated by assuming a cost of equity of 25% based on the capital asset pricing model and an estimated cost of debt of 14.5% weighted based upon the range of the debt to capitalization ratio of the selected publicly traded companies. Estimates of unlevered free cash flows used for these analyses utilized the Company forecasts and the Company Reserve Reports. These analyses resulted in a reference range of implied enterprise values of $109 million to $137 million. Perella compared the range of implied present enterprise value of the Company to the resulting $136 million equity transaction value of the Company based on the Offer Price for all outstanding shares of Company Common Stock.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella’s opinion. In arriving at its fairness determination, Perella considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to the Company or the Merger.

Perella prepared the analyses described herein for purposes of providing its opinion to the Company Board as to the fairness, from a financial point of view, as of the date of such opinion, of the Offer Price to be received by the holders of the Company Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of the Company, Perella or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger. Perella was not asked to, and did not, recommend the specific consideration to be received by the holders of Company Common Stock and as provided for in the Merger, which consideration was determined through arms’-length negotiations between Parent and the Company. Perella did not recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

Pursuant to the terms of the engagement letter between Perella and the Company dated as of August 6, 2014, the Company agreed to pay to Perella customary compensation upon the consummation of the Merger or if the Company receives the Reverse Termination Fee. In addition, the Company agreed to reimburse Perella for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business activities, Perella or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. During the two-year period prior to the date of Perella’s opinion, no material relationship existed between Perella and its affiliates and Parent pursuant to which compensation was received by Perella. During the two-year period prior to the date of Perella’s opinion, Perella and its affiliates provided certain strategic advisory services to the Company, for which Perella and its affiliates received compensation. Perella and its affiliates may in the future provide investment banking and other financial services to the Company, Parent, and their respective affiliates and in the future may receive compensation for the rendering of such services.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to an engagement letter dated as of August 6, 2014 (the “Perella Engagement Letter”), which replaced and superseded an agreement between the parties dated April 3, 2013, the Company engaged Perella to act as its financial advisor in connection with the contemplated transaction. The Company selected Perella based on Perella’s familiarity with the Company’s situation and Perella’s general experience in merger and acquisition transactions.

Pursuant to the terms of the Perella Engagement Letter between Perella and the Company dated as of August 6, 2014, the Company agreed to pay to Perella customary compensation upon the consummation of the Merger or if the Company receives the Reverse Termination Fee. In addition, the Company agreed to reimburse Perella for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as set forth above, neither the Company nor any other person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to the shares of Company Common Stock have been effected during the past 60 days by the Company or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth below or elsewhere in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

In addition, pursuant to Section 6.3 of the Merger Agreement, the Company shall not, nor shall it authorize or permit any of its subsidiaries or its or their representatives to, directly or indirectly: (i) solicit or initiate any inquiries with respect to the submission of any Acquisition Proposal (as defined in the Merger Agreement) or (ii) participate in substantive discussions or negotiations regarding or furnish any non-public information relating to the Company or any of its Subsidiaries with respect to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage, any effort or attempt by any Person to make an inquiry in respect of or make any proposal or offer that constitutes, or may be reasonably be expected to lead to, any Acquisition Proposal.

Moreover, from the date hereof until the earlier of the Effective Time or the Termination Date, the Company shall notify Parent as soon as practicable (but in any event within two (2) business days) after receipt of (i) any Acquisition Proposal or indication that any person is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any of its subsidiaries or (iii) any request for access to the properties, assets or the books and records of the Company or its subsidiaries that the Company reasonably believes is reasonably likely to lead to an Acquisition Proposal. The Company shall provide Parent promptly with the identity of such person, a description of such Acquisition Proposal, indication or request and, if applicable, a copy of such Acquisition Proposal. The Company shall keep Parent informed on a reasonably current basis of the status and the material details of any such Acquisition Proposal, indication or request.

Except as set forth below or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

On September 25, 2014, the Company received a voicemail message from a potential strategic buyer indicating an interest in making an offer superior to that made by Parent. Perella responded to the voicemail, and on September 30, 2014 received an unsolicited proposed non-binding letter of intent from such party and an amended non-binding letter of intent on October 1, 2014, which subsequently expired. The Company’s advisors are analyzing the likelihood that the proposal is reasonably likely to result in a Superior Proposal.

As of the date of this Schedule 14D-9, the Company Board continues to unanimously recommend that Company shareholders accept and tender their Shares pursuant to the Offer described in the Merger Agreement.

ITEM 8.	ADDITIONAL INFORMATION.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Messrs. Watt, Smith, Bettis, and Mourglia (the “named executive officers”) that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closes on November 7, 2014; and,

•	the named executive officers were terminated without cause or resigned for Good Reason immediately following the closing of the Merger on November 7, 2014.

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in circumstances described below and as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company”, which is incorporated herein by reference. Severance and bonus payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity. The table below estimates what would be paid on November 7, 2014, assuming each named executive officer’s employment is terminated under circumstances entitling the named executive officer to severance benefits. Note that the amounts indicated below are estimates based on multiple assumptions that may or may not occur, including assumptions described in this statement.

Fiscal 2014 Golden Parachute Compensation

Termination in Connection with the Merger (Without Cause or For Good Reason)

Name	Cash (1) ($)	Equity (2) ($)	Pension/ NQDC ($)	Prerequisites/ Benefits (3) ($)	Tax Reimbursement ($)	Other ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Watt, James	3,568,033	265,869	—	43,476	1,604,033	—	5,481,411
Smith, Frank	1,214,059	74,507	—	28,984	489,020	—	1,806,570
Bettis, Hal	1,134,622	64,668	—	—	—	—	1,199,290
Mourglia, Richard	1,000,123	60,858	—	—	—	—	1,060,981

(1)	Amounts include six (6) month retention bonuses under 2014 Bonus Program of $279,033 for Mr. Watt, $95,459 for Mr. Smith, $81,822 for Mr. Bettis, and $72,123 for Mr. Mourglia.
(2)	Amounts include the value of unvested awards at that would vest based on the termination event. The fair market value of a share of stock was $0.30 per share on a post-split basis.
(3)	Continued health care coverage.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company has granted Merger Subsidiary the Top-Up Option described above in “Item 2. Identity and Background of Filing Person-Offer”. Completion of the Offer is subject to the Minimum Tender Conditions, including (i) that a majority of the Shares outstanding be validly tendered and not validly withdrawn prior to the expiration of the Offer; (ii) the absence of a material adverse effect on the Company; and (iii) certain other customary conditions. Pursuant to the Merger Agreement, if the Minimum Tender Conditions are satisfied but fewer than 90% of the outstanding Shares of the Company are tendered, the Company shall issue to Merger Subsidiary, and Merger Subsidiary shall purchase the Top-Up Option Shares in accordance with the Top-Up Option, as described above in “Item 2. Identity and Background of Filing Person-Offer”.

The Merger Agreement also provides that following completion of the Offer and the Top-Up Option, if applicable, the parties will complete the Merger, with the Company surviving as a wholly-owned subsidiary of Parent. At the Effective Time, all remaining outstanding Shares not tendered in the Offer (other than Shares (i) owned by Parent, Merger Subsidiary, the Company and any of their respective subsidiaries or (ii) for which appraisal has been properly demanded and perfected under Delaware law), will be converted into the right to receive an amount in cash equal to the Offer Price and on the terms and conditions set forth in the Merger Agreement.

The closing of the Merger is subject to customary closing conditions, but neither the Offer nor the Merger is subject to a financing condition. In addition, Parent has provided the Company with a limited guarantee in favor of the Company guaranteeing the payment and performance owed by Merger Subsidiary pursuant to the Merger Agreement. If Merger Subsidiary achieves ownership of 90% of the outstanding Shares through the Offer and any subsequent offering period, including any exercise of the Top-Up Option described above, it may effect the Merger as a short-form merger pursuant to Delaware law without a vote or any further action by the Company stockholders. Otherwise, the approval of the Company’s stockholders holding a majority of the Shares will be required to approve the Merger. In this event, the Company will call and convene a special stockholder’s meeting to obtain this approval, and Merger Subsidiary will vote all Shares it acquires pursuant to the Offer and subsequent offering period, if any, in favor of the adoption of the Merger, thereby assuring approval.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Merger Subsidiary acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Merger Subsidiary will be able to effect a short-form merger under the DGCL, which means that Merger Subsidiary may effect the Merger without any further action by or vote of the Company’s stockholders.

If Merger Subsidiary acquires, pursuant to the Offer or otherwise, fewer than 90% of the outstanding shares of Company Common Stock and the Top-Up Option is not exercised, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock on the record date of the Company stockholder meeting to adopt the Merger Agreement will be required under the DGCL to consummate the Merger. If the Minimum Tender Condition is satisfied and Merger Subsidiary accepts shares of Company Common Stock for payment pursuant to the Offer, Parent, Merger Subsidiary and its other affiliates will hold a sufficient number of shares of Company Common Stock to ensure any requisite approval of the Merger Agreement by the Company’s stockholders under the Company’s certificate of incorporation and the DGCL to consummate the Merger.

Anti-Takeover Statute.

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the Company Board of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time as the business combination is approved by the Company Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment (except in the case of a corporation that both (i) has never had a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders, and (ii) has not elected in its original certification or any amendment thereto to be governed by Section 203) and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Neither the Company’s Certificate of Incorporation nor By-Laws exclude the Company from the coverage of Section 203 of the DGCL.

The provisions of Section 203 of the DGCL have been satisfied by the approval of the Offer, the Top-Up Option and the Merger by the Company Board.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any such judicial determination of the fair value of such shares could be based upon considerations other than or in addition to the Offer Price and the market value of the shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In addition, the parties have agreed in the Merger Agreement that, in determining the fair value of any dissenting stockholders’ shares of Company Common Stock pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law, the Surviving Corporation shall not assert that the Top-Up Option, the Top-Up Option Shares or any cash or promissory note delivered to the Company in payment for the Top-Up Option Shares should be considered in connection with the determination of the fair value of the shares of Company Common Stock held by dissenting stockholders in accordance with Section 262 of the DGCL.

In the event that any holder of shares of Company Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the shares of Company Common Stock of such stockholder will be converted into the right to receive an amount equal to the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights, and consult with their legal and financial advisors.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to approve the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Litigation.

On September 24, 2014, a putative class action complaint was filed by Thomas Whatley, on behalf of himself and all others similarly situated, in the 55th Judicial District of Harris County, Texas against Marjorie L. Bowen, John R. Brecker, Michael R. Keener, Alexander A. Kulpecz, Jr., Robert A. Schmitz, James A Watt, Frank T. Smith, Jr. (the “Individual Defendants”), the Company, Parent, and Merger Subsidiary, relating to the Offer and the Merger. This suit was withdrawn by the plaintiff on October 1, 2014 upon a filing of a Notice of Nonsuit Without Prejudice.

On September 29, 2014, a putative class action complaint was filed by Thomas Whatley, on behalf of himself and all others similarly situated, in the Court of Chancery of the State of Delaware against the Individual Defendants, the Company, Parent, and Merger Subsidiary, relating to the Offer and the Merger. The plaintiff alleges that the Individual Defendants, aided and abetted by Parent and Merger Subsidiary, breached their fiduciary duties by agreeing to the Offer and Merger for inadequate consideration following a flawed selling process. Specifically, the plaintiff claims that in the past year the stock has traded as high as $1.60 and that the stock traded at $.41 per share the day before the Merger was announced. Moreover, the plaintiff claims that the Individual Defendants breached their fiduciary duties of loyalty as certain of the Individual Defendants expect to become members of senior management of Parent after the Merger. Additionally, plaintiff alleges the Individual Defendants breached their fiduciary duties by agreeing to overly restrictive deal protection measures such as a “no solicitation” provision; a “matching rights” provision; and a “termination fee” provision.

Plaintiff asserts two causes of action: (1) a claim against the Individual Defendants for breach of their fiduciary duties and (2) a claim against the Company, Parent and Merger Subsidiary for aiding and abetting the Individual Defendants’ breach of their fiduciary duties. Plaintiff seeks injunctive relief and damages, including an injunction from consummating the transactions contemplated by the Merger Agreement, rescission of the transaction and the granting of rescissionary damages, an accounting, and attorneys’ and experts’ fees, in addition to other relief.

The Company believes that the plaintiff’s allegations in each of these actions lack merit and intends to contest them vigorously in court.

Certain Company Prospective Financial Information.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Parent, in connection with its due diligence review, non-public 3-year standalone financial forecasts that had been prepared by management for internal planning purposes and that are subjective in many respects. The Company has included below a summary of this 3-year forecast (the “Projections”). The Company also provided the Projections to potentially interested parties in connection with the sales process and Perella was provided access to all of the foregoing in their capacity as financial advisor to the

Company, as described under “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”. The Projections were prepared at different times and for different purposes and do not necessarily reflect the Company Board’s or management’s current expectations for the Company’s operations or results on a go-forward standalone basis. The Projections were prepared in February 2014 in connection with budget projections for presentation to the Company Board. The Company determined, after taking into account economic conditions and other factors, that the Projections were the most appropriate estimates to be provided to, and relied upon, by the Company’s financial advisor in connection with their financial analysis and providing fairness opinions. The inclusion of the Projections in this Statement should not be regarded as an indication that the Company, the Company Board, Parent, Perella, or any other recipient of the Projections considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

The Projections have been prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Statement to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but is being included because the Projections were provided to potentially interested parties in connection with the sales process and Perella was provided access to all of the foregoing in their capacity as financial advisor to the Company.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections may also be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods, consumer and business spending and risks and uncertainties relating to the oil and gas industry and the Company’s business, including competition, the Company’s ability to maintain adequate financing facilities, the Company’s liquidity and capital resources, constraints under the Company’s credit facility, prevailing interest rates and legal and regulatory matters and other factors described in “Item 8. Additional Information—Forward-Looking Statements”. In addition, the Projections do not reflect any events that could affect the Company’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since they were prepared, or that may occur and that was not anticipated at the time they were prepared. Many of these matters are beyond the Company’s control and the continuing uncertainty surrounding general economic conditions creates significant uncertainty around the Projections.

There can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent, Merger Subsidiary or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections in deciding whether or not to tender shares of Company Common Stock.

The following is a summary of the Projections (dollars in millions):

	2014	2015	2016
Production
Oil (mboe)	532	919	1,283
Gas (bcf)	2.8	5.1	6.9
Revenue	$64.4	$102.6	$136.9
Capital Expenditures	$48.1	$52.4	$62.7
EBITDAX	$25.5	$46.6	$66.3

Based on events occurring during 2014, the Company does not expect to achieve the results depicted in this projection. This shortfall is primarily related to liquidity being insufficient to invest the capital necessary to achieve the production volumes forecast.

In preparing the projections, the Company made the following key assumptions:

•	$27 million of the Senior Secured Notes due in 2016 (the “Senior Secured Notes”) would be converted to equity by June 30, 2014 to provide liquidity to the Company;

•	oil and gas prices would remain at February strip pricing of $97.06/barrel for oil and $4.17/mcf for natural gas in 2014;

•	production volumes would increase dramatically in the second half of 2014 due to capital invested;

•	operating costs would be $28.3 million for 2014, $45.1 million for 2015 and $59.4 million for 2016;

•	cash general and administrative costs would be $11.4 million for 2014, $13.1 million for 2015 and $13.5 million for 2016;

•	cash and non-cash interest expense (on the Senior Secured Notes) would be $8.9 million for 2014, $9.2 million for 2015 and $10.4 million for 2016;

•	the revolver availability on the Company’s credit facility would increase to $58 million by year end 2014, $67.9 million by year end 2015 and $59.1 million by year end 2016;

•	no major cost overruns would occur in drilling operations;

•	abandonment costs and environmental liabilities would remain as forecasted;

•	no oil spills or environmental damage would occur in 2014-2016; and

•	the Company would not expand beyond its current areas of operations and thus no leasehold expenditures were included in the projections.

Mainly due to the failure to convert the Senior Secured Notes into equity, the Company was unable to invest at the rate necessary to meet the projections. This non-conversion caused the borrowing base under the Company’s credit facility to be reduced from $47.5 million to $40 million. Additionally, at the end of the second quarter of 2014, the Company was in default of the total debt to EBITDAX covenant of the credit facility. As a result, the Company has signed a forbearance agreement with the lenders of the credit facility that provides the Company with limited liquidity to allow it to conclude the Merger.

Forward-Looking Statements.

This Statement contains forward-looking statements that involve significant risks and uncertainties.

Certain statements made in this Statement that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Company Common Stock in the Offer; risks that the Offer and the Merger will not close because of a failure to satisfy (or to have waived) one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; risks that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2013 and quarterly and current reports on Forms 10-Q and 8-K. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. All forward-looking statements are made only as of the date they are made, and you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated October 9, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent, filed with the Securities and Exchange Commission on October 9, 2014 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Joint Press Release, dated October 9, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2014).

(a)(7)	Joint Press Release, dated September 18, 2014 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(8)	Opinion of Perella Weinberg Partners LP, dated September 16, 2014 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of September 17, 2014, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2014).

(e)(2)	Confidentiality Agreement, dated as of July 11, 2014, by and between Company and Parent.

(e)(3)	Employment Agreement effective as of October 1, 2012, as amended, between the Company and James A. Watt (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012).

(e)(4)	Employment Agreement effective as of October 1, 2012, as amended, between the Company and Frank Smith (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012).

Annex I—Opinion Letter of Perella Weinberg Partners LP, dated September 16, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUNE ENERGY, INC.
a Delaware corporation

Dated: October 9, 2014	By:	/s/ JAMES A. WATT
James A. Watt
President and Chief Executive Officer

ANNEX I

PERELLA WEINBERG PARTNERS LP 767 FIVITI AVENUE NEW YORK, NY 10153 PI-IONE: 212-287-3200 FAX: 212-287-3201

September 16, 2014

The Board of Directors

Dune Energy, Inc.

Two Shell Plaza

777 Walker Street

Suite 2300

Houston, Texas 77002

Members of the Board of Directors:

We understand that Dune Energy, Inc., a Delaware corporation (the “Company”), Eos Petro, Inc., a Nevada corporation (“Parent”), and Eos Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the tender offer for all of the outstanding shares of common stock, $0.001 par value, of the Company (the “Company Common Stock”), pursuant to which Merger Sub will pay $0.30 in cash (the “Per Share Consideration”) for each share of Company Common Stock accepted (the “Tender Offer”). The Merger Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock, other than Company Common Stock held in treasury by the Company or owned by Parent, Merger Sub or any wholly-owned subsidiary of the Company, will be converted into the right to receive the Per Share Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of the Company Common Stock of the Per Share Consideration to be received by such holders in the proposed Transaction.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company;

2.	reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

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3.	reviewed certain oil and gas reserve reports prepared by the Company’s third-party oil and gas reserves consultants with respect to the Company’s proved, probable and possible oil and gas reserves (the “Third Party Reserve Reports”) and certain oil and gas reserve reports prepared by the Company with respect to the Company’s proved, probable and possible oil and gas reserves (the “Management Reserve Reports,” and, collectively, with the Third Party Reserve Reports, the “Company Reserve Reports”);

4.	discussed the past and current operations, financial condition and prospects of the Company, with management of the Company and the Board of Directors of the Company;

5.	compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

6.	compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

7.	reviewed the historical trading prices and trading activity for the Company Common Stock, and compared such price and trading activity of the Company Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

8.	participated in discussions among representatives of the Company and Parent and their respective advisors;

9.	reviewed a draft dated September 16, 2014 of the Merger Agreement; and

10.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including oil and gas reserves and related data, as well as information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, we have been advised by the management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no

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view as to the assumptions on which they are based. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals (except the Company Reserve Reports), nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. With respect to the Company Reserve Reports, with your consent, we have assumed that such data and analyses have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Company’s third-party oil and gas reserves consultants, as applicable, as to the oil and gas reserves and contingent oil and gas resources of the Company, and are a reasonable basis on which to evaluate the Company, and we express no opinion with respect to such Company Reserve Reports or the assumptions upon which they are based. We are not experts in the evaluation of oil or gas reserves or properties and we express no view as to the reserve quantities, or the exploration, development or production (including, without limitation, as to the feasibility or timing thereof), of any oil or natural gas properties of the Company or any other entity. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. You have informed us of, and we have taken into account in arriving at our opinion, the Company’s liquidity position and potential capital requirements. We have assumed that the final Merger Agreement will not differ in any material respect from the form of Merger Agreement reviewed by us and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transaction. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement or the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.

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We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP and its affiliates and Parent pursuant to which compensation was received by Perella Weinberg Partners LP. During the two year period prior to the date hereof, Perella Weinberg Partners LP and its affiliates provided certain strategic advisory services to the Company for which Perella Weinberg Partners LP and its affiliates received compensation. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock in the Tender Offer or how such holder should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

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Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Perella Weinberg Partners L.P.

PERELLA WEINBERG PARTNERS LP

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